September 3, 2025

VIA EDGAR TRANSMISSION

Ms. Mindy Hooker

Ms. Anne McConnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GRUPO SIMEC, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2024

Filed May 15, 2025

File No. 001-11176

Dear Ms. Hooker and Ms. McConnell:

By letter dated August 19, 2025, the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 20-F of Grupo Simec, S.A.B. de C.V. (the “Company”) for the fiscal year ended December 31, 2024 (the “Form 20-F”). This letter sets forth our responses to those comments. For your convenience, we have reproduced the Staff’s comments below in bold italics and have provided the Company’s responses immediately following each comment.

Comment 1:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 41

Please revise the financial and other data presented in tabular formats in future filings to read consistently in the same chronological order throughout your filing. Similarly, please also present numerical data in narrative disclosures consistently ordered throughout your filing. In this regard, we note certain financial and other data in Item 5 is presented with the oldest period first and the consolidated financial statements are presented with the most recent period first. Refer to SAB Topic 11:E.

Response:

The Company takes note of the Staff’s comment and will revise its future Form 20-F filings to ensure consistent presentation of data in both tabular and narrative formats.

Comment 2:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 41

Please revise future filings to ensure you provide updated and accurate disclosures that are consistent with information in your annual report filed in Mexico. We note, for example, that energy cost disclosures on page 44 indicate an unusual decrease in the most recent period and the assumptions in the valuation models of the San Luis reporting unit on page 60 seem to pertain to the prior year. Both examples appear to be inconsistent with similar disclosures in your annual report filed in Mexico. Please be aware that these examples are not an exhaustive list, and you should review all your disclosures to ensure they are updated and accurate and align with other public filings made by the company.

Response:

The Company takes note of the Staff’s comment and will revise its disclosures in future Form 20-F filings to ensure consistency with its annual report filed in Mexico.

Comment 3:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 41

We noted numerous inconsistencies and misstatements throughout your filing, for example:

●	certain Sales Volume, Price and Cost Data 2024 related to the Republic facilities for 2024 on page 42 do not appear to be accurate;

●	the tabular presentation of results by segment for 2024 on page 45 does not depict total gross profit correctly;

●	discussions of cost of sales on pages 47 and 50 imply costs at the Republic facilities increased when they actually decreased;

●	a discussion that other expense was recorded in 2024 and other income was recorded in 2023 does not reconcile with the financial statements;

●	discussions of a foreign exchange provision in 2024, and a foreign exchange loss in 2024, do not reconcile with the foreign exchange gain in 2024 in the financial statements;

●	discussions that state amounts increased when they actually decreased and/or that amounts decreased when they actually increased; and

●	discussions of consolidated information and segment information for certain periods included more than once and/or included out of order.

Please be aware these examples are not an exhaustive list, and you should review all disclosures in future filings to ensure they are accurate.

Response:

The Company takes note of the Staff’s comment and will revise its future Form 20-F filings to correct the noted inconsistencies and misstatements and ensure accuracy throughout.

Comment 4:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 41

Please more fully explain to us and revise future filings to address the following items.

●	Explain the specific reasons for the declines in product volumes during the periods presented and address the factors impacting this trend.

●	Explain how the exchange gains and losses are determined for each period, including the assets, liabilities and/or transactions they relate to, and explain the reasons for changes in such amounts during the periods presented.

●	Explain the reasons for the decrease in the effective income tax rate for FY 24 and clarify whether you anticipate the decrease is indicative of a trend in future effective income tax rates. Refer to Item 5 of Form 20-F.

Response:

The Company takes note of the Staff’s comment and provides the following explanations, which will also be reflected in expanded disclosures in future Form 20-F filings.

Product volumes. Our production volumes are closely tied to the performance of the Mexican economy, as our products are used in the automotive, construction, manufacturing, and related industries. The decline in production volumes in recent years reflects a recession in the Mexican steel industry, combined with demand fluctuations across these end-use sectors. According to data published by the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI), the average monthly production value (in millions of pesos) in the following years was:

●	2022: Ps. 28,584 million

●	2023: Ps. 20,290 million

●	2024: Ps. 11,725 million

Since 2021, production has since declined significantly. This was due to (i) reduced domestic demand from construction, automotive, and manufacturing sectors, which were impacted by economic uncertainty, inflation, and adjustments in public and private spending, and (ii) a slowdown in global economic activity, which negatively affected exports.

Foreign exchange gains and losses. Transactions denominated in currencies other than the Company’s functional currency are recognized using exchange rates in effect on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currency are retranslated at the closing exchange rate, with the resulting differences recognized in profit or loss. The Company maintains a net monetary asset position in foreign currency, so fluctuations in the Mexican peso/U.S. dollar exchange rate materially affect the recognition of exchange gains and losses. As published by the Mexican Central Bank (Banco de México), the Mexican peso/U.S. dollar exchange rates per U.S.$1.00 at December 31 of each year were:

●	2022: Ps. 19.36

●	2023: Ps. 16.89

●	2024: Ps. 20.51

These changes in exchange rates explain the variability in the Company’s reported foreign exchange gains and losses across the periods presented.

Effective tax rate. The decrease in the Company’s effective income tax rate for 2024 was primarily due to foreign currency conversion effects related to U.S. dollar-denominated investments. In 2024, the Mexican peso appreciated by Ps. 3.62 per U.S. dollar, generating a financial gain that, under Mexican tax law, does not have tax consequences. This nontaxable gain significantly reduced the effective tax rate for the period. The Company will revise its disclosures in future Form 20-F filings to include additional discussion of these effects and to clarify that the 2024 reduction is not necessarily indicative of a trend in future effective tax rates.

Comment 5:

Form 20-F. Item 5. Operating and Financial Review and Prospects, page 59

We have the following comments regarding the cessation of operations at Republic Steel and the related disclosures beginning on page 59. Please tell us and revise future filings to clarify the following items.

●	Explain your current intentions regarding Republic Steel and its remaining assets.

●	Explain how you are accounting for Republic Steel’s assets since you ceased operations. Refer to IFRS 5 and IAS 16.

●	In the third paragraph on page 59, you quantify assets related to the Lorain, Ohio facility for the years 2022, 2021 and 2020. Quantify amounts related to the current periods presented.

●	In the fourth paragraph on page 59, we note you “performed an analysis of the fair value of the four facilities (Canton, Solon, Massillon and Lackawanna) and determined net book value exceeded fair value by approximately U.S. $130.7 million (Ps. 2,701 million) and as such recognized an asset impairment of this amount during the year ended December 31, 2015”. This disclosure appears to relate to the Lorain facility impairment analysis described in the preceding paragraph. Tell us and revise future disclosures to clearly indicate the results of the impairment analyses performed on your U.S. facilities in 2023 and indicate whether you performed impairment analyses on any or all of Republic Steel’s assets in 2024. If so, explain the results. If not, explain why not.

●	You indicate the existing inventory balance related to Republic Steel’s facilities is Ps. 5,796,451 (Ps. 4,496,211 in short-term and Ps. 1,300,240 in long-term) and that you have physical coke inventory of Ps. 1,414,703 at December 31, 2024 at these facilities. Explain why the physical coke inventory balance is greater than the long-term inventory balance. Also, provide us an analysis of Republic Steel’s inventory balance by type as of December 31, 2024, explain how you determined carrying value was less than NRV as of December 31, 2024, and explain why this inventory remains unsold.

●	We noted numerous references to valuations performed by “an expert in the field”. Explain your consideration of identifying the expert and filing their valuation report as an exhibit given your apparent reliance on it.

Response:

The Company takes note of the Staff’s comment and provides the following explanations, which will also be reflected in expanded disclosures in future Form 20-F filings.

Current intentions regarding Republic Steel. At present, management has determined that the Republic Steel facilities will remain inactive unless there are changes in prevailing economic conditions that justify resuming operations.

Accounting treatment of Republic Steel assets. As of December 31, 2024, because management does not intend to sell the facilities, IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) does not apply. Instead, the assets continue to be accounted for in accordance with IAS 16 (Property, Plant and Equipment), measured at cost less accumulated depreciation and impairment, as appropriate. In addition, the Company engaged an authorized appraiser to determine the fair value of the assets for purposes of assessing potential impairment under IAS 36. No impairment was identified in 2024.

Quantification of Lorain facility amounts. The disclosures in the third paragraph of page 59 relate to the quantification of assets associated with the “Grupo San” cash-generating unit, which was acquired in 2008 and gave rise to goodwill at the acquisition date. The Company confirms that the value of the Lorain facility’s fixed assets has remained the same through the current periods presented. The Company will revise its disclosures in future filings to provide quantification for these periods, if applicable.

Impairment analyses. The reference to an impairment of approximately U.S.$130.7 million (Ps. 2,701 million) corresponds to an impairment recognized in 2015, related to an electric arc furnace that ceased to be used that year and which used coke as a raw material. This disclosure is unrelated to the Lorain facility impairment analysis referenced in the preceding paragraph. For 2023 and 2024, the Company engaged an authorized appraiser to assess the fair value of Republic Steel’s assets in accordance with IAS 36. No impairment was identified.

Inventory balances. The correct balances as of December 31, 2024 were Ps. 5,796,451 in total inventory, comprised of Ps. 4,381,748 in short-term inventory and Ps. 1,414,703 in long-term inventory, as disclosed in Notes 4(e) and 9 to the consolidated financial statements. Physical coke inventory at year-end was Ps. 1,414,703. The Company compared book values to net realizable values (NRV) and recorded write-downs where necessary. As of December 31, 2024, a portion of Republic Steel’s inventory consisted of steel products that, if sold at current market prices, would generate a loss; therefore, this inventory remains unsold.

Use of experts. In selecting valuation experts, the Company undertook due diligence regarding their credentials, background, and professional reputation, including verifying experience in the relevant industry. The Company relied on reports prepared by these experts for impairment testing purposes. We will consider in future filings whether identification of the expert and/or filing of their valuation report as an exhibit is required under applicable SEC rules, given our reliance on their analysis.

Comment 6:

Form 20-F. Item 15. Controls and Procedures, page 92

We note your disclosure that your CEO and CFO, “...after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our internal control over financial reporting was effective.” Please be advised, as required by Item 15 of Form 20-F, management is required to provide separate conclusions on the effectiveness of Disclosure Controls and Procedures and the effectiveness of Internal Control over Financial Reporting as of December 31, 2024. Please amend your Form 20-F to fully comply with the requirements of Item 15 of Form 20-F.

Response:

The Company takes note of the Staff’s comment. We respectfully note that management did evaluate both disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) as of December 31, 2024, and concluded that both were effective. The intent of our Item 15 disclosure was to cover both, and we believe the Company’s 2024 Form 20-F was not misleading in substance.

We understand, however, the Staff’s position that Item 15 requires separate, explicit conclusions on the effectiveness of DCP and ICFR. In future Form 20-F filings, we will revise our presentation to provide two distinct conclusions, one for DCP and one for ICFR, to align fully with Item 15.

Because management’s evaluations and conclusions were properly made and disclosed, and the Staff’s comment concerns the structure rather than the substance of our disclosure, we respectfully request that this comment be addressed in future filings rather than having to amend the 2024 Form 20-F. That said, should the Staff nonetheless prefer that we amend the 2024 Form 20-F to include the separate conclusion on DCP, the Company is prepared to file a brief Form 20-F/A limited to this point.

Comment 7:

Form 20-F. Item 18. Consolidated Financial Statements, page F-35

Please more fully explain to us and revise future filings to address the following items.

●	The introduction to your tabular presentation indicates expenses are shown in parentheses; however, the table presents income amounts in parentheses. Additionally, it appears the net income totals for FY 24 and FY 22 should be presented without parentheses to be consistent with amounts presented in your consolidated statements of income. Ensure you provide accurate and consistent financial information in future filings.

●	Explain the nature of the amounts identified as Republic and GV “account debugging”. In the event account debugging represents revisions or error corrections, explain how you considered the guidance in IAS 8 and if and how you considered the items in your control assessments.

Response:

The Company takes note of the Staff’s comment and confirms that revenues are presented without parentheses and expenses are presented in parentheses, as indicated in the header to the relevant table. Accordingly, the net effect of the “account debugging” entries was an expense in 2024, income in 2023, and an expense in 2022. The Company further notes that the 2023 presentation should have been shown without parentheses. The Company will revise its disclosures in future Form 20-F filings to correct this presentation, ensure accuracy, and provide appropriate explanations regarding the “account debugging” entries.

Comment 8:

Form 20-F. Item 18. Consolidated Financial Statements, page F-36

Please revise future filings to provide all the disclosures required by paragraphs 28, 32, and 33 of IFRS 8 or explain how you determined they are not required. In this regard, although we note your reportable segments are based on geography, it appears you have not disclosed revenue sold domestically and to each material foreign country. It also appears you have not disclosed goodwill and intangible assets by reportable segment.

Response:

The Company takes note of the Staff’s comment and will revise its future Form 20-F filings to include the disclosures required by IFRS 8 or explain, as appropriate, why certain disclosures are not required.

* * * * *

[Signature page follows]

The Company notes that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 33 3770 6700 or Manuel Silva of Cleary Gottlieb Steen & Hamilton LLP at + 212 225 2293.

Sincerely,

/s/ Mario Moreno Cortez
Mario Moreno Cortez
Finance Coordinator

cc:	Manuel Silva
Cleary Gottlieb Steen & Hamilton LLP